

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

MAIL STOP 3561

December 10, 2009

Mr. Frederic W.J. Birner
Chief Executive Officer
Birner Dental Management Services, Inc.
3801 East Florida Avenue, Suite 508
Denver, CO 80210

  Re: Birner Dental Management Services, Inc.
     Form 10-K
     Filed March 30, 2009
     File No. 000-23367
     Schedule 14A
     Filed April 24, 2009
     Supplemental Response Letter
     Dated November 17, 2009

Dear Mr. Birner:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Management's Discussion and Analysis of Financial Condition

1. We reviewed your response to our prior comment one. Your response did not address our comment, thus the comment will be reissued. Please address the

following:

    a. In your response, you state that your billing and collections process is "standard." Please explain to us what you mean by "standard" and revise to provide a detailed discussion of your practices and procedures relating to billings and collection.

    b. State if your billing system generates contractual adjustments based on fee schedules for the patient's insurance plan for each patient encounter or if an estimate of contractual allowances is made. If an estimate is made, state what factors are considered in determining the estimate.

    c. Disclose your policy for collecting co-payments.

<u>Results of Operations, page 27</u>

2.   We note your response to comment two and your proposed disclosures indicating that you use Adjusted EBITDA as both a financial performance measure and a liquidity measure. Your proposed disclosures do not provide sufficient detail regarding the use of Adjusted EBITDA and did not address all of the issues indicated in our prior comment. With regard to your use of Adjusted EBITDA as a performance measure, please address the following issues or revise to remove Adjusted EBITDA as a performance measure.

- Clarify how the use of Adjusted EBITDA (i.e. elimination of stock-based compensation) is consistent with Question 8 of the SEC's release entitled "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" and if management believes the eliminated item will disappear or become immaterial within a near-term finite period.

- Disclose the manner in which management uses Adjusted EBITDA to <u>conduct or evaluate</u> its business.

- Disclose the <u>economic substance</u> behind management's decision to use Adjusted EBITDA.

- Disclose the <u>material limitations</u> associated with use of Adjusted EBITDA as compared to the use of the most directly comparable GAAP financial measure.

- Disclose the manner in which management compensates for these limitations when using Adjusted EBITDA.

- Disclose the <u>substantive reasons</u> why management believes Adjusted EBITDA provides useful information to investors.

3.   In connection with the comment above, we also note that you use Adjusted EBITDA to test compliance with your debt covenants. Please address the following issues:

- Provide us with the specific reference to the credit agreement that requires the presentation of this measure and when such agreement was filed. If

this agreement was not required to be filed, please provide us with a
courtesy copy of such agreement.
- Disclose the materiality of the debt agreement and the covenant itself.
- Disclose the amount or limit required for compliance with the covenant.
- Disclose the actual or reasonably likely effects of compliance or non-
compliance with the covenant on the company's financial condition and
liquidity.
- Reconcile this liquidity measure (i.e. Adjusted EBITDA) to cash flows
from operations.

For guidance, refer to Question 10 of the SEC's release entitled "Frequently
Asked Questions Regarding the Use of Non-GAAP Financial Measures."

4.   In connection with our comments above, we also note that management uses
Adjusted EBITDA as an indicator of whether your operations are able to produce
sufficient operating cash flow to fund your working capital needs (i.e. a liquidity
measure). If you continue to believe Adjusted EBITDA is a liquidity measure,
revise to present management's analysis of this liquidity measure for all periods
presented within the Liquidity and Capital Resources section of your filing.

Liquidity and Capital Resources, page 33

5.   We note your response to our prior comment three. Please confirm in future
filings, including any amendments to this Form 10-K, that you will revise your
disclosures to include the verbiage stated in your response.

Financial Statements

Reclassification and Correcting Entries, page 51

6.   We note your response to our prior comment five. Your response did not address
our comment, thus the comment will be reissued. We note on April 1, 2008 and
July 1, 2008, respectively, you retroactively restated your financial statements to
reclassify (i) dentist and hygiene contract labor expenses from clinical salaries
and benefits to net revenue and (ii) dental assistant wages from clinical salaries
and benefits to net revenue. Please (i) provide us with your basis under GAAP for
making various reclassifications from clinical expenses to net revenue and (ii)
clarify how your current presentation is preferable. In your response, please
provide an analysis of how you considered FASB ASC 250-10-45. If you
conclude this reclassification was a correction of an error, please revise to clearly
indicate on the face of your financial statements that they have been restated and
provide disclosures required by FASB ASC 250-10-50-7.

Schedule 14A, filed April 24, 2009

Related Party Transactions, page 9

7.   We note your response to comment seven from our letter dated October 20, 2009. However it appears that Birner Dental received a significant amount of revenues from the 51 offices owned by Mr. Birner. Therefore, it is unclear how this arrangement does not exceed $120,000. In addition, it was unclear from your response and disclosure whether Dr. Birner receives any fees or payments from your professional corporations for services rendered. If not, please clarify. If so, please advise how you have considered the requirements of 404(d) as they relate to such payments.

Other Exchange Act Reports

8.   Please revise your other Exchange Act reports, as necessary, to comply with the comments above.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 at with any other questions.

Sincerely,

John Reynolds
Assistant Director